UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schutz, Jeffrey H.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option (Right to|$20.9375|1/14/|A   |V|5,000      |A  |1/14/|1/14/|Common Stock|5,000  |       |5,000       |I  |(1)         |
 Purchase)            |        |99   |    | |           |   |99   |09   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)		The Reporting Person is one of five general partners of Centennial
Holdings V, L.P., a
Delaware limited partnership, which in turn is the sole general partner of Centennial Fund V, L.P., a Delaware
limited partnership ("Fund V").   The Reporting Person is also one of the five
general partners of Centennial
Holdings IV, L.P., a Delaware limited partnership, which is, in turn, the sole general partner of Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"). Options are held by the Reporting Person for the economic benefit of Fund V and Fund IV pursuant to conditions of Fund IV and Fund V's limited partnership agreements, as amended. As such, the Reporting Person disclaims beneficial ownership of such options other than to the extent of his indirect proportionate interest in Fund IV and Fund
V.
SIGNATURE OF REPORTING PERSON
Jeffrey H. Schutz
DATE
March 8, 1999